EXHIBIT 20.1

IRVINE, Calif., March 2, 2011 (GLOBE NEWSWIRE) -- Consumer Portfolio Services, Inc. (Nasdaq:CPSS - News) ("CPS" or the "Company") today announced that on February 24, 2011 it entered into a $100 million two-year warehouse credit line with UBS Real Estate Securities Inc. Loans under the facility will be secured by automobile receivables that CPS now holds or will purchase from dealers. The facility revolves during the first year and amortizes during the second year.

"This transaction brings our total warehouse capacity to $200 million," said Charles E. Bradley, Jr., President and Chief Executive Officer. "With our expected return to the term securitization market in the next few months, we are well positioned to meet our contract funding needs."

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the contracts over their lives.

Contact:

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer

949 753-6800